March 28, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in the Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Polymer Group, Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ended December 29, 2012, which was filed with the Securities and Exchange Commission on March 28, 2013.

Respectfully submitted,

/s/ Daniel L. Rikard
Daniel L. Rikard
Senior Vice President, General Counsel & Secretary

9335 Harris Corners Parkway • Suite 300 • Charlotte, NC 28269
704.697.5100 • 704.697.5121 (FAX) • WWW.POLYMERGROUPINC.COM